UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 13, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: A press release dated September 13, 2011 announcing that an extraordinary general meeting is convened on October 12, 2011 to deliberate on the attached agenda.

September 13, 2011

TURKCELL EXTRAORDINARY GENERAL ASSEMBLY TO CONVENE
ON OCTOBER 12, 2011

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Turkcell’s statutory auditors have assessed the request of our Company’s shareholder Sonera Holding BV’s representative within the context of our Company’s articles of association and statutory auditors’ legal duties specified in the Turkish Commercial Code. As per the statutory auditors’ decision dated September 12, 2011, Turkcell’s Extraordinary General Assembly is to be held at “Turkcell Plaza, Conference Room, Mesrutiyet Cad. No.71 Tepebasi, Istanbul” on October 12, 2011, at 15.00 to resolve the attached agenda.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

For ADR voting inquiries and information regarding the  October 12, 2011 Extraordinary General Meeting of Turkcell Iletisim Hizmetleri A.S. , please contact Citibank Shareholder Services toll free at 1-877-248-4237  (international dial number: +1-781-575-4555) during regular business hours (Monday through Friday 08:30 AM-6:00 PM EST).

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.
AGENDA OF THE
EXTRAORDINARY GENERAL ASSEMBLY MEETING
 Dated 12 October 2011

1-	Opening and election of the Presidency Board;

2-	Authorizing the Presidency Board to sign the minutes of the meeting;

3-	Reading the Annual Reports of the Board of Directors relating to fiscal year 2010;

4-	Release of the Board members from activities and operations of the Company in year 2010;

5-	Removing one or more than one of the members of the Board of Directors and election of new members in lieu of those removed; and determination of their remuneration.

6-	Reading the Annual Report of the Auditors relating to fiscal year 2010;

7-	Reading the summary of the Independent Audit Firm’s report relating to fiscal year 2010;

8-	Review, discussion and approval of the Balance Sheet and profits/loss statements relating to fiscal year 2010, together with the activities and operations of the Company in year 2010;

9-	Discussion of and decision on the Board of Directors’ proposal concerning the distribution of profit for year 2010 and the distribution date;

10-	Wishes and hopes;

11-	Closing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 13, 2011	By:	/s/Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 13, 2011	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head